August 22, 2025

John Bissell
Chief Executive Officer
Origin Materials, Inc.
930 Riverside Parkway, Suite 10
West Sacramento, CA 95605

        Re: Origin Materials, Inc.
            Registration Statement on Form S-3
            Filed August 14, 2025
            File No. 333-289615
Dear John Bissell:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Conlon Danberg at 202-551-4466 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Industrial
Applications and
                                                           Services
cc:   John T. McKenna, Esq.